575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax.

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

July 19, 2012

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

FocusShares Trust

File No.: 811-22128

Annual Report on Form N-CSR for the

Fiscal Year Ended October 31, 2011

Dear Ladies and Gentlemen:

On behalf of our client, FocusShares Trust (the “Trust”), we are filing this correspondence containing the Trust’s responses to oral comments delivered to me by Mr. Jeff Long, Staff Accountant, on June 26, 2012. The comments delivered by the staff of the Securities and Exchange Commission (the “Commission”) relate to the staff’s review of the Trust’s Annual Report on Form N-CSR for the fiscal year ended October 31, 2011 that was filed with the Commission on January 4, 2012 (the “2011 Annual Report”). Capitalized terms used but not defined herein are used with the meanings given to them in the 2011 Annual Report.

In the following discussion, we have summarized the staff’s oral comment in bold and provided the Trust’s response immediately thereafter. The comments have been numbered for convenience.

1.           The exchange traded funds (“ETFs”) listed in the 2011 Annual Report, which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”) need to update their EDGAR series/class identifiers to reflect their correct ticker symbols.

               The Trust has updated each Fund’s EDGAR series/class identifiers for their correct ticker symbols.

Securities and Exchange Commission

July 19, 2012

2.           The Trust’s inactive series, which were known as the FocusShares Progressive Principal Protection 2015 Target Date Fund, FocusShares Progressive Principal Protection 2020 Target Date Fund, FocusShares Progressive Principal Protection 2025 Target Date Fund, FocusShares Progressive Principal Protection 2030 Target Date Fund, FocusShares Progressive Principal Protection 2035 Target Date Fund, and FocusShares Progressive Principal Protection 2040 Target Date Fund (collectively, the “Target Date Funds”) are presently listed on EDGAR as “active.” Please correct the EDGAR status of the Target Date Funds to reflect their status as “inactive.”

               The Trust has updated each Target Date Fund’s EDGAR status as “inactive.”

3.           In the 2011 Annual Report, the Statement of Assets and Liabilities of the Focus Morningstar US Market Index ETF (the “US Market Fund”) indicates an account receivable of $1,242 from FocusShares, LLC, the advisor to the Funds (the “Advisor”), where the Advisor waived fees and reimbursed expenses for the US Market Fund in an aggregate amount of $3,522 as indicated in the US Market Fund’s Statement of Operations. Please inform the staff how often the Advisor settles the receivables due to the Funds.

The receivable from the Advisor, all (100%) of which is attributable to independent Trustee fees, as of October 31, 2011 for all Funds was settled on November 7, 2011. This was accomplished by netting such receivable against the accrued advisory fee owed to the Advisor by each Fund. In December 2011, the Advisor-owed receivable settlement process was changed by instituting a semi-annual direct payment by the Advisor of independent Trustee fees. With each semi-annual payment of independent Trustee fees, the receivable from the Advisor will be written down on the Funds’ books by the amount of such payment.

The relationship between the Advisor receivable balances on the Statement of Assets and Liabilities versus the Statement of Operations for the US Market Fund was primarily attributable to the increase in assets for the US Market Fund in the final quarter of fiscal year 2011 relative to all other Funds. This increase in assets caused the US Market Fund to be obligated on a proportionately larger share of the independent Trustee fees, which, in turn, caused a proportionately larger expense reimbursement obligation to the US Market Fund by the Advisor under the Expense Limitation Agreement.

4.             Footnote 3 to the financial statements contained in the 2011 Annual Report indicates that, pursuant to the Expense Limitation Agreement, amounts waived or reimbursed by the Advisor may be recouped by the Advisor within three years of the end of the applicable contractual period “to the extent that such recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.” The staff requests a clarification in the Trust’s response to this comment with respect to the 2011 Annual Report and clarification in all future annual reports of the Trust that recoupment is permitted if it would not exceed the expense limitation in place at the time such waiver or reimbursement was made.

Securities and Exchange Commission

July 19, 2012

With respect to the 2011 Annual Report, the payment of recoupment amounts to the Advisor is permitted under the Expense Limitation Agreement to the extent that such recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at the time the applicable fee waivers and expense reimbursements were made by the Advisor. With respect to future annual reports of the Trust, corresponding clarification will be added to the footnote discussing recoupment under the Expense Limitation Agreement.

5.             In the table under the caption “Trustees and Officers of FocusShares Trust” of the 2011 Annual Report, which table is prepared pursuant Item 17(a)(1) of Form N-1A, please indicate in the Trust’s response to comments with respect the 2011 Annual Report and in future annual reports of the Trust the term of office of each individual listed in the table.

With respect to the 2011 Annual Report, the term of each individual listed in the Trustees and Officers table is of indefinite duration. Future annual reports of the Trust will indicate that the terms of office of the individuals listed in the table are indefinite.

6.             Please indicate, in accordance Item 2(c) and (d) of Form N-CSR, in the Trust’s response to comments with respect to the 2011 Annual Report and in all future annual reports of the Trust whether there have been any amendments to, or waivers of, the Trust’s Code of Ethics under Section 406 of the Sarbanes–Oxley Act of 2002 (“Code”).

With respect to the 2011 Annual Report, no amendments to, or waivers of, the Trust’s Code occurred during the period covered by the 2011 Annual Report. Future annual reports of the Trust will indicate whether or not any amendments to, or waivers of, the Code have occurred during the periods covered by such reports.

7.             Under Item 4(e)(2) of Form N-CSR, the Trust is to disclose the percentage of services described in each of paragraphs (b) through (d) of this Item (e.g., audit-related, tax and other services provided by the Fund's independent public accounting firm) that were approved by the Trust’s audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. In the 2011 Annual Report, the Trust’s response indicates that 100% of the fees for the specified services were approved by the Audit Committee pursuant to paragraph (c)(7)(A) of Rule 2-01 of Regulation S-X. Please clarify in the Trust’s response to comments with respect to the 2011 Annual Report that 0% of the fees were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. In future annual reports, please indicate in response to Item 4(e)(2) the percentage of relevant services that were approved by the Trust’s audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

With respect to the 2011 Annual Report, 0% of services described in each of Items 4(b) through (d) were approved by the Audit Committee pursuant to paragraph (c)(7)(C) of Rule 2-01 of Regulation S-X. In future annual reports of the Trust, the percentage of services approved pursuant to paragraph (c)(7)(C) of Rule 2-01 of Regulation S-X will be indicated.

Securities and Exchange Commission

July 19, 2012

8.             With respect to the Focus Morningstar Communication Services Index ETF (the “Communication Services Fund”), the staff notes that approximately 54% of the Communication Services Fund’s total assets were invested in four securities as of October 31, 2011. Please provide an explanation as to the Communication Services Fund’s compliance with the relevant diversification test under Section 851(b)(3) of the Internal Revenue Code (“I.R.C.”).

The Communication Services Fund satisfied the diversification requirement of I.R.C. Section 851(b)(3) as of October 31, 2011 utilizing the provision of I.R.C. Section 851(d)(1), which provides for a 30 day elimination period after the close of the quarter under certain circumstances. This resulted in a final qualified asset percentage of 54.8% of the Fund’s total assets.

The Trust acknowledges that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. Jeff Long
Mr. Erik Liik
Mr. Brent C. Arvidson
Ms. Donna Rogers
Mr. Gregory Xethalis